Closing Date

Cortland First Financial Corporation
First National Bank of Cortland
65 Main Street
Cortland, New York 13045


Oneida Valley Bancshares, Inc.
Oneida Valley National Bank
160 Main Street
Oneida, New York 13421

               Re: Merger of Oneida Valley Bancshares, Inc. with and into Cortland First Financial Corporation;
                    Merger of First National Bank of Cortland with and into Oneida Valley National Bank
                    -------------------------------------------------------

Ladies and Gentlemen:

     You have requested our opinion as to the material federal income tax consequences of the proposed merger (the "Merger") of Oneida Valley Bancshares, Inc. ("OVB") with and into Cortland First Financial Corporation ("CFF").

     You have also requested our opinion as to the material federal income tax consequences of the proposed bank merger (the "Bank Merger") of First National Bank of Cortland ("Cortland National") with and into Oneida Valley National Bank ("Oneida Valley").

     We have acted as counsel to CFF and Cortland National with respect to the Merger and the Bank Merger. This opinion is being furnished pursuant to Section 5.1(c) of the Agreement and Plan of Reorganization (the "Reorganization Agreement") dated as of July 10, 1998 by and among CFF, Cortland National, OVB and Oneida Valley. All capitalized terms herein, unless otherwise specified, have the meanings assigned thereto in the Reorganization Agreement.

     In preparing our opinion, we have assumed the following with your consent:


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     (1) The Merger will be effected in accordance with the New York Business
Corporation Law and with the terms, conditions and other provisions of the Reorganization Agreement and the Plan of Merger between OVB and CFF dated as of July 10, 1998.

     (2) OVB and CFF have not exercised the stock options pursuant to the OVB Stock Option Agreement and the CFF Stock Option Agreement, respectively, both between OVB and CFF and dated as of July 10, 1998.


     (3) The Bank Merger will be effected in accordance with the National Banking Act and with the terms, conditions and other provisions of the Bank Agreement and Plan of Merger between Cortland National and Oneida Valley dated as of July 10, 1998.

     (4) The factual information, descriptions, representations and assumptions contained in the joint and several letter to us from CFF, OVB, Oneida Valley and Cortland National dated September 24, 1998 (the "Letter"), in the documents described in paragraphs 1, 2 and 3, and in the Proxy Statement/Prospectus of CFF and OVB dated September 24, 1998 and prepared in connection with the Merger and the Bank Merger (the "Proxy Statement/Prospectus") were true, accurate and complete when made and will remain true, accurate and complete through the Effective Date, and the effective date of the Bank Merger.


     (5) The holders of not more than 30% of the outstanding shares of OVB common stock have exercised their dissenters' rights under the New York Business Corporation Law and received cash payment for their shares of OVB common stock.

     (6) There have been no material changes to the documents described in paragraphs 1, 2 and 3 or in the Proxy Statement/Prospectus between September 24, 1998 and the Effective Date, and the effective date of the Bank Merger.

     We have not independently verified any factual matters relating to the Merger or the Bank Merger in connection with or apart from our preparation of this opinion. Accordingly, our opinion does not take into account any matters not set forth herein which might have been disclosed by independent verification.

                                     OPINION

     Based on the foregoing, and subject to the qualifications set forth below, we are of the opinion that for federal income tax purposes:

     (1) The Merger will constitute a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").


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     (2) No gain or loss will be recognized by CFF or OVB in the Merger.

     (3) No gain or loss will be recognized by holders of shares of OVB common stock upon their receipt of CFF common stock in exchange for their OVB common stock, except that shareholders who receive cash proceeds for fractional interests in CFF common stock will recognize gain or loss equal to the difference between such proceeds and the tax basis allocated to their fractional share interest, and such gain or loss will constitute capital gain or loss if their OVB common stock is held as a capital asset at the Effective Date.

     (4) The tax basis of the CFF common stock (including fractional share interests) received by the shareholders of OVB will be the same as the tax basis of their OVB common stock exchanged therefor.

     (5) The holding period of CFF common stock in the hands of the OVB shareholders will include the holding period of their OVB common stock exchanged therefor, provided such OVB common stock is held as a capital asset at the Effective Date.

     (6) The Bank Merger will constitute a reorganization within the meaning of
Section 368(a) of the Code.

     (7) No gain or loss will be recognized by Cortland National or Oneida Valley in the Bank Merger.

     (8) No gain or loss will be recognized by CFF, as the shareholder of Cortland National, upon the constructive receipt of Oneida Valley common stock in exchange for the Cortland National common stock surrendered in exchange therefor in the Bank Merger.

     (9) The tax basis of the Oneida Valley common stock held by CFF after the Bank Merger will equal the basis of such stock immediately before the Bank Merger, increased by the basis of the Cortland National common stock surrendered in the Bank Merger.

     Our opinion is based on currently existing provisions of the Code, existing and proposed Treasury Regulations thereunder, and current administrative rulings and court decisions as they now exist. These authorities are subject to change which may be made with retroactive effect. We can give no assurance that after any such change of law, our opinion would not be different. Moreover, our opinion is not binding upon the Internal Revenue Service or the courts. The discussion is not a complete description of all the federal income tax consequences of the Merger or the Bank Merger. We undertake no responsibility to update or supplement our opinion.


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     This opinion does not address tax considerations that may affect the treatment of shareholders which are exempt organizations, who received their shares of OVB common stock pursuant to the exercise of employee stock options or otherwise as compensation, who are not citizens or residents of the United States or who are otherwise subject to special tax treatment.

     We hereby consent to the filing with the Securities and Exchange Commission of this opinion as an exhibit to the registration statement on Form S-4 and to the reference to our firm under the headings "Summary -- Federal Income Tax Consequences", "Federal Income Tax Consequences" and "Legal Matters" in the Proxy Statement/Prospectus contained therein. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.


                                       Very truly yours,

                                       BOND, SCHOENECK & KING, LLP